UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the Notice of Special Meeting of Shareholders, Proxy Statement of Navigator Holdings Ltd. (the “Company”) and form of Proxy Card, which will be mailed on or about October 16, 2026 to shareholders of the Company, for the Special Meeting of Shareholders to be held on November 16, 2026.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the Company’s press release, titled “Navigator Gas Announces Shareholder Meeting to Approve Change of Domicile to England and Wales”, dated October 16, 2026.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Notice of Annual Meeting of Shareholders, Proxy Statement of Navigator Holdings Ltd. and form of Proxy Card.

99.2	Press Release of Navigator Holdings Ltd., dated October 16, 2026.

THE INFORMATION INCLUDED IN “ITEM 1-INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K AND EXHIBIT 1.1 OF “ITEM 2-EXHIBITS” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 16, 2026	By:	/s/ John Reay
		Name:	John Reay
		Title:	Corporate Secretary